Exhibit 12.1

Ratio of Earnings to Fixed Charges

(Dollars in thousands)	Nine Months Ended September 30 2012	2011	2010	2009	2008	2007

Earnings:
Income/(loss) before income taxes (a)	$(140,899)	$138,415	$40,350	$(417,328)	$(340,418)	$(309,261)
Add: Fixed Charges, net	87,438	138,737	158,841	227,702	731,287	1,390,273
Add: Distributed income of equity investees	-	-	-	-	1,009	670

Income/(loss) before income taxes and fixed charges, net	$(53,461)	$277,152	$199,191	$(189,626)	$391,878	$1,081,682

Fixed Charges:
Total interest expense	$84,685	$131,605	$149,448	$216,471	$711,643	$1,365,317
Interest factor in rents	2,753	7,132	9,393	11,231	19,644	24,956

Total fixed charges	$87,438	$138,737	$158,841	$227,702	$731,287	$1,390,273

Ratio of earnings to fixed charges	*	2.0	1.3	*	*	*

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
Earnings:
Income/(loss) before income taxes (a)	$(140,899)	$138,415	$40,350	$(417,328)	$(340,418)	$(309,261)
Add: Fixed Charges, net	87,438	138,737	158,841	227,702	731,287	1,390,273
Add: Distributed income of equity investees	-	-	-	-	1,009	670

Income/(loss) before income taxes and fixed charges, net	$(53,461)	$277,152	$199,191	$(189,626)	$391,878	$1,081,682

Fixed Charges:
Total interest expense	$84,685	$131,605	$149,448	$216,471	$711,643	$1,365,317
Interest factor in rents	2,753	7,132	9,393	11,231	19,644	24,956
Preferred stock dividends (b)	14,271	19,056	198,954	118,312	35,715	31,392

Total fixed charges and preferred stock dividends	$101,709	$157,793	$357,795	$346,014	$767,002	$1,421,665

Ratio of earnings to fixed charges and preferred stock dividends	*	1.8	*	*	*	*

Certain reclassifications of prior years’ data have been made to conform to current year reporting, including discontinued operations.

* Earnings for the reporting period were inadequate to cover total fixed charges and/or total fixed charges and preferred dividends. The coverage deficiencies for total fixed charges for the nine months ended September 30, 2012 and for the years ended December 31, 2009, 2008 and 2007 were $140.9 million, $417.3 million, $339.4 million and $308.6 million, respectively. The coverage deficiencies for the total fixed charges and preferred stock dividends for the nine months ended September 30, 2012 and for the years ended December 31, 2010, 2009, 2008 and 2007 were $155.2 million, $158.6 million, $535.6 million, $375.1 million and $340.0 million, respectively.

(a)	Pre-tax earnings from continuing operations excluding income attributable to noncontrolling interests and income/loss from equity investees.
(b)

The preferred dividend amounts represent pre-tax earnings required to cover total dividends on preferred stock. 2010, 2009 and 2008 amounts include pre-tax earnings required to cover dividends on the Fixed Rate Cumulative Perpetual Preferred Stock, Series CPP.